Exhibit 1A-6.1

CONSULTANT CONTRACT

This Retainer is for Cold River Capital Incorporated, which “temporarily will include the consultancy of Mr. Gene Simmons” within this contract (the “Agreement”) until further notification to the client is made, and the date of this consultant agreement is effective August 1st, 2016. Contract shall be in effect for one year or until both parties decide to end relationship in written format with a 30-day notice.

BETWEEN:	Cold River Capital, Inc., (the Consultant) is a corporation organized and existing under the laws of the Commonwealth of Virginia.

AND:	KYN Capital Group, Inc. (the "Client"), a corporation organized and existing under the laws of the State of Nevada, with its head office located at:

535 Fifth Avenue, 4th Floor, New York, NY. 10017

NOW THEREFORE, in consideration of the terms and covenants of this agreement, and other valuable consideration, the parties agree as follows. Cold River Capital will cede authority and lead role of capital in investor/s and will provide services as “consultant” to help client seek capital.

SERVICES OFFERED BY COLD RIVER CAPITAL, INC.

Client hereby retains Cold River Capital to:

1. Help oversee process for Capitalization of the company - KYNC

2. Utilize (IR) Investor Relations Campaign to Strengthen Stock Position

3. Help client via “investors” select Funding Options “Below”

i.	Equity Lines of Credit
ii.	Stock Purchase Plans
iii.	Convertible Debenture/Aged Debt Funding Plans
iv.	Project-based funding

4. Help Conduct Due Diligence/Investment with investors

5. Help Construct best efforts for funding Option for Client

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Explanation of Funding Options:

i. Equity Line of Credit

Utilize your company’s stock as collateral with liquidity to secure credit lines for your company. The range of credit lines is from $5 million to $10 million. These lines are secured with a term sheet offering and a final contract offer. Time table for this option is 30/60 days.

ii. Stock Purchase Plan

Investment firm will purchase blocks of stock (Stock Purchase Plan) at a discount and provide you capital for their purchase. Stock purchase plans are done very quickly. Capital ranges from $1 million to $3 million. Time table for this option is 5 to 7 business days.

iii. Convertible Debt/Aged Debt Funding

Convertible Debt: Investment firm will convert selected debt into capital with of debt against stock and they will conduct their due diligence in order to complete this funding transaction. Capital ranges from $1 million to $2 million. Time table for this option is 7 to 10 business days.

Aged Debt: You will need a 3rd party candidate to assign your “aged” debt to and they will in turn sell your debt to investment bankers who will convert your debt against stock and provide you with capital. Capital ranges from $500,000 to $1 million. Time table for this option is 10 to 20 business days.

iv. Syndicated Offerings

A group of investment banks that work to underwrite and sell an initial public offering (IPO) of securities to the market. This is done to offset risk to one specific investment firm. Capital can range from $5 million to

$30 million or more. Time table for this option is 60 to 90 business days.

v. Project-Based funding

Investors will use different combinations of debt/equity to fund specific real estate acquisition, or other projects that the company is pursuing.

Additional Services Provided by Cold River Capital

Investor Relations Campaign:

We will bring investor relations firms with proven track record to provide IR awareness campaigns designed to maximize your company’s stock value. We will help formulate and articulate your investment rationale crucial to building and maintaining a successful relationship with the investment community. Successful investor relations groups have to be managed and we will effectuate and manage a successful investor relations campaign to build an informed, supportive and loyal following among institutional investors’ brokers and market-makers. This will ultimately help strengthen your share price, increase your company’s stock awareness and trading volume.

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Confidentiality Agreement

Confidential Information shall mean all information relating to, or derived from, a party hereto or its Affiliates, as defined below (collectively, the “Disclosing Party”), to which another party hereto (the “Receiving Party”) is given access in connection with its consideration of the Proposed Transactions. Confidential Information shall include, without limitation, all methods and systems, software, technical data, research reports, designs and specifications, new product and service developments, customers and customer lists, pricing information, trademarks or service marks, and other information, data, documents, technology, know how, processes, trade secrets, contracts, proprietary information, financial and operating data, now or hereafter existing or previously developed or acquired by the Disclosing Party, regardless of whether any such information, data or documents qualify as “trade secrets” under applicable law. “Confidential Information” shall not include with respect to the Receiving Party: (a) information that the Receiving Party can demonstrate by competent proof to have been in its possession prior to disclosure of such information by the Disclosing Party or its representatives to the Receiving Party; (b) information that also has been furnished to the Receiving Party by a third party as a matter of right without restriction and which was not received directly or indirectly from the Disclosing Party or its representatives; (c) information which is or becomes part of the public domain by publication or otherwise through no breach of this Term Sheet by the Receiving Party; and (d) information which is independently developed by the Receiving Party without access to or use of the Disclosing Party’s Confidential Information and such can be proven by competent evidence. Any Confidential Information which the Disclosing Party discloses or makes available to the Receiving Party (a) shall not be, directly or indirectly, disclosed or used by the Receiving Party for its competitive advantage, in its business activities or for any other purpose whatsoever, but shall be used solely in connection with the Proposed Transactions, (b) shall be kept in strict confidence by the Receiving Party, (c) shall not be reproduced by the Receiving Party without the Disclosing Party’s prior consent, and (d) shall not be disclosed by the Receiving Party to any other person or entity without the Disclosing Party’s prior written consent. Notwithstanding any other provision of this Agreement, the Receiving Party may disclose the Confidential Information to the extent required by applicable law or as required in any civil or criminal legal proceeding, regulatory proceeding or any similar process provided that the Receiving Party, to the extent possible, gives prompt notice of such request to the Disclosing Party so that the Disclosing Party may seek an appropriate protective order. As used herein, the term “Affiliate” means any corporation, partnership or other business entity that controls, is controlled by, or is under common control with, the Disclosing Party or Receiving Party, as applicable.

Best Efforts

We will be devoted to the success of the client’s capital raise through a variety of services, which we will render. The services included providing investment sources in which to seek capital. Investor relations groups, lending and financier groups, private and angel investors and broker dealers and market makers. Cold River Capital agrees to perform to the best of their abilities and to exhibit “Best Efforts” in the conduct of said services.

Our Fees for Services

Cold River Capital is providing a multitude of services for this client and will bring to bear its book of investment and financial funding sources. CRC is striving to make this business relationship a long and successful relationship and will bring it best efforts and professionalism to the client. In return, CRC shall seek payment for its services agreed upon by principals of a $5000.00 retainer and 1.5 % as a gratuity based on helping to secure capital due as client secures their capital from investors. This is payable in the form of cash (1%) and company convertible Note (.05%). Any additional fees for other additional services will be paid in stock that is restricted under SEC Rule 144.

Closing:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date of August 1, 2016 written.

COLD RIVER CAPITAL, INC.	KYN Capital Group, Inc.

Date: August 1, 2016	Date: August 1, 2016

/s/ Phil Sands	/s/ Clem A. Yeboah
Phil Sands, President	Clem A. Yeboah, President

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